November 18, 2011

VIA FACSIMILE AND OVERNIGHT MAIL

John M. Hartz, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:	Ocean Bio-Chem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Form 10-Q for the Period Ended June 30, 2011 Filed August 15, 2011
Definitive Proxy Statement on Schedule 14A Filed May 2, 2011
File No. 0-11102

Dear Mr. Hartz:

This letter responds to your November 7, 2011 letter, which sets forth the comments of the staff of the Securities and Exchange Commission regarding our annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), our quarterly report on Form 10-Q for the quarter ended June 30, 2011 and our definitive proxy statement filed under cover of Schedule 14A on May 2, 2011.  For your convenience, we have included each of the Staff's comments in italics before the corresponding response.

Form 10-K for the Year Ended December 31, 2010

Signatures, page 22

1.
In future filings, please ensure that your controller or principal accounting officer signs the annual report.  Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K for information on required signatures.

Response:

In addition to being the Company’s principal financial officer, I also am the Company’s principal accounting officer and was the principal accounting officer at the time I signed the Form 10-K.  In future filings, as was the case in our quarterly reports on Form 10-Q for the periods ended June 30, 2011 and September 30, 2011, I will be identified as both the Company’s principal financial officer and principal accounting officer until such time as a successor assumes either function.

Audited Financial Statement, page F-1

Note 12 – Earnings Per Share, page F-11

2.
Please show us how you will revise your future filings to disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented.  See ASC 260-10-50-1.

Response:

In Note 10, “Earnings Per Share” in the Notes to the Condensed Consolidated Financial Statements included our quarterly report on Form 10-Q for the period ended September 30, 2011, we added the following disclosure:

“The Company had 0 and 27,500 stock options outstanding at September 30, 2011 and 2010, respectively, that were anti-dilutive and therefore not included in the diluted earnings per common share calculation. . .”.

Subject to facts and circumstances then existing, we intend to provide similar disclosures in future filings.

Form 10-Q for the Period Ended June 30. 2011

General

3.	Please address the above comments in your interim filings as well.

Response:

We have already addressed the above comments in our quarterly report on Form 10-Q for the period ended September 30, 2011, and will continue to address the comments in subsequent interim filings.

Definitive Proxy Statement

Compensation of Directors, page 6

4.
We note disclosure that each director who is not an employee receives fees for attendance at each regular quarterly meeting and/or committee meeting.  We also note disclosure that Ms. Conrad and Mr. Turner have waived all compensation.  Please tell us and in future filings, please:

•	Explain why Mr. Turner was paid option awards if he waived all compensation;

•	Ensure that you disclose all cash compensation paid to directors in this table. Your current table does not show any cash compensation paid, other than to Mr. Anchel; and

•
To the extent that you pay Mr. Anchel or any director amounts representing consulting or other fees, please clarify in a footnote the amounts you paid for these other services versus the amounts paid to such director as director compensation.

Response:

•	Mr. Turner’s waiver of fees became effective in 2011. His option awards were granted prior to the time the waiver became effective.

•	The Company’s payment of cash compensation to directors was instituted in 2011. Accordingly, none of our directors, other than Mr. Anchel, received cash compensation from Ocean Bio-Chem, Inc. in 2010

•
In future filings, if a director receives fees in addition to amounts paid to the director as director compensation, we will provide footnote disclosure quantifying the amount received as director compensation and the amount received for other services.

Summary Compensation Table, page 7

5.	In future filings, please provide a narrative description of the material terms of any stock options and restricted stock awards. Please see Item 402(o) of Regulation S-K.

Response:

As noted in the footnote to the Summary Compensation Table, the stock awards addressed in the table vested immediately upon grant.  There were no other material terms pertaining to the stock awards.  If applicable, we will provide in future filings a narrative description of any material terms with respect to restricted stock awards, stock options or other stock awards and option awards.

As requested by the staff, Ocean Bio-Chem, Inc. (the “Company”) acknowledges the following with regard to its Form 10-K for the fiscal year ended December 31, 2010, its Form 10-Q for the period ended June 30, 2011 and its definitive proxy statement filed under cover of Schedule 14A (collectively, the “Filing”):

•	the Company is responsible of the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing: and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact Alan Singer of our counsel, Morgan, Lewis & Bockius LLP, at 215-963-5224.

Sincerely,

/s/ Jeffrey S. Barocas

Jeffrey S. Barocas
Chief Financial Officer